For Immediate Release
TSX, NYSE: BXE

BELLATRIX EXPLORATION LTD. ANNOUNCES FIRST QUARTER 2018
FINANCIAL AND OPERATING RESULTS

CALGARY, ALBERTA (May 8, 2018) - Bellatrix Exploration Ltd. (“Bellatrix”, "we", "us", "our" or the “Company”) (TSX, NYSE: BXE) announces its financial and operating results for the first quarter ended March 31, 2018. This press release contains forward-looking statements. Please refer to our cautionary language on forward-looking statements and the other matters set forth at the end of this press release and the beginning of the Management’s Discussion and Analysis (the “MD&A”) for the three months ended March 31, 2018 and 2017. Bellatrix's unaudited financial statements and notes, and the MD&A are available on our website at www.bxe.com, and are filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

		Three months ended March 31,
		2018	2017
SELECTED FINANCIAL RESULTS
(CDN$000s except share and per share amounts)
Cash flow from operating activities		14,615	8,258
Per diluted share (1)		$0.30	$0.14
Adjusted funds flow (2)		14,670	14,891
Per diluted share (1)		$0.30	$0.26
Net profit (loss)		(12,901)	13,049
Per diluted share (1)		($0.26)	$0.23
Capital – exploration and development		24,232	43,978
Total capital expenditures – net (3)		22,074	51,219
Credit Facilities		56,890	41,466
Senior Notes		315,491	322,845
Convertible Debentures (liability component)		39,965	37,889
Adjusted working capital deficiency (2)		33,840	33,177
Total net debt (2)		446,186	435,377
SELECTED OPERATING RESULTS
Total revenue (3)		66,215	66,024
Average daily sales volumes
Crude oil, condensate and NGLs	(bbl/d)	9,477	8,631
Natural gas	(mcf/d)	163,579	156,715
Total oil equivalent (4)	(boe/d)	36,740	34,750
Average realized prices
Crude oil and condensate	($/bbl)	77.01	67.30
NGLs (excluding condensate)	($/bbl)	26.42	18.18
Natural gas	($/mcf)	2.16	2.87
Total oil equivalent	($/boe)	19.50	20.83
Total oil equivalent (including risk management (5))	($/boe)	20.68	21.81
Selected Key Operating Statistics
Commodity sales	($/boe)	19.50	20.83
Other income	($/boe)	0.52	0.28
Royalties	($/boe)	2.00	2.36
Production expenses	($/boe)	8.13	9.37
Transportation	($/boe)	1.99	1.03
Operating netback (3)	($/boe)	7.90	8.35
Realized gain (loss) on risk management contracts	($/boe)	1.17	0.99
Operating netback (3) (including risk management (5))	($/boe)	9.07	9.34

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	Three months ended March 31,
SHARE STATISTICS	2018	2017
COMMON SHARES
Common shares outstanding (6)	49,378,026	49,317,166
Weighted average shares (1)	49,378,026	49,317,166
SHARE TRADING STATISTICS
TSX and Other (7)
(CDN$, except volumes) based on intra-day trading
High	2.22	6.83
Low	1.24	4.85
Close	1.41	5.25
Average daily volume	522,415	192,786
NYSE
(US$, except volumes) based on intra-day trading
High	1.78	5.15
Low	0.99	3.63
Close	1.08	3.97
Average daily volume	138,069	101,002
(1) Basic weighted average shares for the three months ended March 31, 2018 were 49,378,026 (2017: 49,317,166). In computing weighted average diluted loss per share, weighted average diluted cash flow from operating activities per share, and weighted average diluted adjusted funds flow per share for the three months ended March 31, 2018, a total of nil (2017: nil) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company’s outstanding share options, and a total of nil (2017: 6,172,840) common shares issuable on conversion of the Company's outstanding 6.5% convertible debentures (the "Convertible Debentures") were added to the denominator for the three months resulting in diluted weighted average common shares of 49,378,026 (2017: 55,490,006).
(2) The terms “adjusted funds flow”, “adjusted funds flow per share”, “total net debt”, and “adjusted working capital deficiency”, do not have standard meanings under generally accepted accounting principles (“GAAP”). Refer to “Capital performance measures” disclosed at the end of this Press Release.
(3) The terms “operating netbacks”, “total capital expenditures - net”, and “total revenue" do not have standard meanings under GAAP. Refer to “Non-GAAP measures” disclosed at the end of this Press Release.
(4) A boe conversion ratio of 6 mcf:1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.
(5) The Company has entered into various commodity price risk management contracts which are considered to be economic hedges. Per unit metrics after risk management include only the realized portion of gains or losses on commodity contracts. The Company does not apply hedge accounting to these contracts. As such, these contracts are revalued to fair value at the end of each reporting date. This results in recognition of unrealized gains or losses over the term of these contracts which is reflected each reporting period until these contracts are settled, at which time realized gains or losses are recorded. These unrealized gains or losses on commodity contracts are not included for purposes of per unit metrics calculations disclosed.
(6) Fully diluted common shares outstanding for the three months ended March 31, 2018 were 57,099,598 (2017: 57,552,026). This includes 1,548,732 (2017: 2,062,020) of share options outstanding and 6,172,840 (2017: 6,172,840) of shares issuable on conversion of the Convertible Debentures. Shares issuable on conversion of the Convertible Debentures are calculated by dividing the $50 million principal amount of the Convertible Debentures by the conversion price of $8.10 per share.
(7) TSX and Other includes the trading statistics for the Toronto Stock Exchange (“TSX”) and other Canadian trading markets.
FINANCIAL & OPERATIONAL HIGHLIGHTS
Bellatrix's first quarter 2018 results were marked by strong corporate production volumes and continued reductions in total capital costs per well. First quarter 2018 performance included the following operational and financial achievements:

•
Production volumes in the first quarter of 2018 averaged 36,740 boe/d (74% natural gas weighted), representing 6% growth compared to first quarter 2017 average volumes. Production levels in the first quarter 2018 exceeded the mid-point of Bellatrix’s full year 2018 production guidance range by 6%.

•
Production expenses in the first quarter of 2018 averaged $8.13/boe, down 13% compared with first quarter 2017 production expenses. With the completion of Phase 2 of the Bellatrix O’Chiese Nees-Ohpawganu’ck deep-cut gas plant at Alder Flats (the “Alder Flats Plant”) the Company forecasts additional reductions in per unit production expenditures during the balance of 2018, with a full year guidance range of $7.65 to $8.00/boe.

•
Bellatrix continues to implement efficiency improvements and reduce costs. In the first quarter of 2018, Bellatrix’s Spirit River development program averaged approximately 10 days from spud to rig release, with all-in Spirit River well costs reduced to approximately $3.5 million.

•
Bellatrix’s borrowings under its credit facilities (the "Credit Facilities") were $56.9 million at March 31, 2018. Other than amounts outstanding under our Credit Facilities, Bellatrix has no debt maturities until 2020 and 2021.

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Bellatrix's first quarter performance supports full year guidance expectations as summarized below:

	First Quarter 2018 Results	2018 Annual Guidance (1)	Actual Results Versus Guidance
Average daily production (boe/d)	36,740	34,750	6%
Average product mix
Natural gas (%)	74	74	-
Crude oil, condensate and NGLs (%)	26	26	-
Capital Expenditures ($000’s)
Total net capital expenditures(2)	24,467	60,000	n/a
Production expense ($/boe)	8.13	7.83	4%
(1) 2018 Annual Guidance metrics represent the mid-point of guidance range where applicable.
(2) Capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions and property dispositions.
CAPITAL COSTS REDUCED BY 10%
Bellatrix continued to deliver reductions in average Spirit River well costs (drill, complete, equip and tie-in) to approximately $3.5 million in the first quarter of 2018 (from $3.8 million in 2017). An enhanced focus on pad drilling to reduce surface disturbance (reduced need for pipeline infrastructure and improved efficiency for operating wells), increased monobore style drilling and other proprietary drilling techniques, and reduced nitrogen use are examples of cost reduction efforts implemented. In addition, drilling efficiency gains have continued in 2018, averaging approximately 10 days from spud to rig release for the Spirit River program down from a full program average of 13.5 days in 2017.
In addition to the cost savings, Bellatrix delivered productivity improvements with average well performance from the Company's first quarter 2018 Spirit River well program outperforming expected results by approximately 27% on an IP30 basis. The combination of lower capital costs and improved well performance provide enhanced corporate competitiveness during this period of weak natural gas prices.
COMMODITY PRICE RISK MANAGEMENT PROTECTION AND MARKET DIVERSIFICATION INITIATIVES
During the first quarter of 2018, Bellatrix added to its commodity price risk management protection to further reduce the impact of price volatility on our business. Specifically, Bellatrix has added AECO natural gas fixed price swap contracts in the summer 2018 and summer 2019 months to insulate against potential seasonal weakness in AECO spot natural gas prices.
Bellatrix now has approximately 73 MMcf/d of natural gas volumes hedged from April through December 2018, at an average fixed price of approximately $2.91/mcf, representing slightly less than 50% of 2018 daily average natural gas volumes (based on the mid-point of 2018 average production guidance). Bellatrix has also diversified its natural gas price exposure through physical sales contracts that give the Company exposure to the Dawn, Chicago, and Malin natural gas pricing hubs. This long-term diversification strategy reduces Bellatrix’s exposure to AECO pricing on approximately 33% of the Company’s forecast April through December 2018 natural gas volumes.

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In combination, the market diversification sales and fixed price hedges cover approximately 80% of natural gas volumes for the remainder of 2018, and approximately 50% in 2019 (based on the mid-point of 2018 average production guidance). A summary of Bellatrix’s 2018 through 2020 commodity price risk management contracts as at March 31, 2018 include:

Product	Financial Contract	Period	Volume	Average Price (1)
Natural gas	Fixed price swap	April 1, 2018 to December 31, 2018	67 MMcf/d	$3.03/mcf
Natural gas	Fixed price swap	April 1, 2018 to October 31, 2018	8 MMcf/d	$1.72/mcf
Natural gas	Fixed price swap	April 1, 2019 to October 31, 2019	18 MMcf/d	$2.01/mcf
Natural gas	AECO/NYMEX basis swap	April 1, 2018 to October 31, 2018	10,000 MMBtu/d	-US$1.24/MMBtu
Natural gas	AECO/NYMEX basis swap	April 1, 2019 to October 31, 2020	10,000 MMBtu/d	-US$1.24/MMBtu
Propane	Fixed price differential	April 1, 2018 to December 31, 2018	1,000 bbl/d	47% of NYMEX WTI
Crude oil	Sold C$WTI call	April 1, 2018 to December 31, 2018	1,500 bbl/d	$80.00/bbl
Crude oil	Sold C$WTI call	January 1, 2019 to December 31, 2019	2,000 bbl/d	$80.00/bbl
Crude oil	Fixed price swap	April 1, 2018 to December 31, 2018	1,000 bbl/d	$70.14/bbl
(1) Prices for natural gas fixed price swap contracts assume a conversion of $/GJ to $/mcf based on an average corporate heat content rate of 40.0Mj/m3.
Bellatrix’s market diversification contracts as at March 13, 2018 include:

Product	Market	Start Date	End Date	Volume
Natural gas	Chicago	February 1, 2018	October 31, 2020	15,000 MMBtu/d
Natural gas	Chicago	November 1, 2018	October 31, 2020	15,000 MMBtu/d
Natural gas	Dawn	February 1, 2018	October 31, 2020	15,000 MMBtu/d
Natural gas	Dawn	November 1, 2018	October 31, 2020	15,000 MMBtu/d
Natural gas	Malin	February 1, 2018	October 31, 2020	15,000 MMBtu/d
ALDER FLATS PHASE 2 FULLY COMMISSIONED IN MARCH, AHEAD OF SCHEDULE AND UNDER BUDGET
The Phase 2 expansion project of the Alder Flats Plant was fully commissioned and began selling volumes mid-March. The project, which more than doubles throughput capacity at the Alder Flats Plant to 230 MMcf/d (from 110 MMcf/d), was brought on-stream safely, ahead of schedule, and approximately 5% under budget. The Alder Flats Plant has successfully tested inlet volumes of approximately 210 MMcf/d (combined between both Phase 1 and Phase 2). The turbo expander is operational on Phase 2, which was designed with a colder process, thereby enhancing natural gas liquid (“NGL”) extraction capabilities. Combined NGL recovery at the Alder Flats Plant increases to approximately 55 to 60 bbl/MMcf, from approximately 45 bbl/MMcf under Phase 1; this is in addition to an expected condensate yield of an additional 10 bbl/MMcf.
Completion of Phase 2 adds an incremental 30 MMcf/d ownership capacity net to Bellatrix's 25% working interest. Bellatrix has redirected approximately 65 MMcf/d of gross natural gas volumes from third party processing plants to the Alder Flats Plant to optimally process under its ownership and processing volume commitments. Operating costs for natural gas processed through Bellatrix’s ownership interest in the Alder Flats Plant are approximately $0.16/mcf. The redirection of natural gas volumes from more expensive third-party plants is anticipated to reduce production expenses in 2018 to a range of $7.65/boe to $8.00/boe. The completion of Phase 2 is also anticipated to drive improved revenue generation through additional higher margin NGL extraction of approximately 10 to 35 bbl/MMcf, resulting in an average corporate liquid weighting of approximately 26% in 2018, which we expect to, in turn, drive enhanced corporate profit margins and cash flow.
The Phase 2 expansion project represents the last stage of our multi-year infrastructure build out. With our long term infrastructure build out complete, Bellatrix expects the majority of future capital investment to be directed towards drilling, completion and production activities with minimal capital required for facilities and infrastructure projects over the near term. Management expects that its existing facilities and processing capacity will provide the capability to grow production volumes beyond 60,000 boe/d, with minimal future facility related capital.

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OPERATIONAL UPDATE
Bellatrix maintained a focused capital program in the first quarter of 2018, balancing infill development drilling and expanded core area development. The Company will continue to actively monitor commodity prices, and maintains flexibility to adjust capital investment to our highest projected rate of return wells between Spirit River liquids rich natural gas and higher liquids Cardium opportunities during the second half of 2018.
The Company's first quarter 2018 drilling program has delivered the following initial production rates:

•	100/16-01-045-10W5 Spirit River (100% working interest) well IP45: 10.5 MMcf/d

•	102/01-35-044-10W5 Spirit River (100% working interest) well IP30: 10.4 MMcf/d

•	100/03-35-044-10W5 Spirit River (100% working interest) well IP30: 9.8 MMcf/d

•	103/02-36-044-10W5 Spirit River (100% working interest) well IP30: 6.9 MMcf/d

•	102/15-01-045-10W5 Spirit River (100% working interest) well IP30: 9.5 MMcf/d
Bellatrix completed the majority of its first half 2018 capital program during the first three months of the year, in advance of the seasonal spring break up period. Exploration and development capital expenditures invested during the first quarter of 2018 were $24.2 million. The Company’s capital expenditure plans remain in line with the current annual guidance range of $55 to $65 million for 2018, with approximately 50% of capital expenditures to be invested in the first half of the year.
OPERATIONAL AND FINANCIAL SUMMARY

•
Production volumes in the first quarter of 2018 averaged 36,740 boe/d (74% natural gas weighted), representing 6% growth compared to first quarter 2017 average volumes. Production levels in the first quarter 2018 remained consistent with fourth quarter 2017 levels.

•
Adjusted funds flow generated in the three months ended March 31, 2018 was $14.7 million ($0.30 per basic and diluted share), compared to $15.7 million ($0.32 per basic share and diluted share) in the fourth quarter of 2017.

•
Exploration and development capital expenditures were $24.2 million in the first quarter of 2018 down 45% from the first quarter of 2017. The majority of first quarter 2018 capital expenditures were allocated to drilling, completion and equipping activity.

•
The Company drilled and/or participated in 6 gross (5.2 net) Spirit River wells during the first quarter of 2018, which included 5 gross (5.0 net) operated wells. Completion and tie-in operations for all five operated wells were concluded during the first quarter and all wells were brought on-stream in February.

•	Bellatrix’s borrowings under its Credit Facilities were $56.9 million and total net debt was $446.2 million at March 31, 2018. At March 31, 2018, Bellatrix had a $120 million Credit Facility.

•
For the quarter ended March 31, 2018, Bellatrix’s Senior Debt to Bank EBITDA (as defined in the MD&A) ratio was 1.31 times, well below the financial covenant of 3.0 times as permitted by the agreement governing the Credit Facilities.

•
Total revenue was $66.2 million for the first quarter 2018, compared to $66.0 million in the first quarter of 2017, primarily attributed to a 14% increase in average realized crude oil and condensate prices, and a 45% increase in realized NGL prices, offset by a 25% decline in corporate average realized natural gas prices over the comparative period.

•	The corporate royalty rate in the three months ended March 31, 2018 averaged 11% of sales (after transportation), consistent with 11% averaged in the fourth quarter of 2017.

•
Production expenses in the first quarter of 2018 averaged $8.13/boe, down 13% compared with first quarter 2017 production expenses. Bellatrix has provided a full year 2018 production expenditure guidance range of $7.65/boe to $8.00/boe given

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continued cost suppression activity, production volume guidance, and the expected contributions from the Phase 2 completion in the first quarter of 2018.

•
Bellatrix's corporate operating netback (including risk management) realized for the three months ended March 31, 2018 was $9.07/boe, down 3% compared with $9.34/boe realized in the first quarter 2017. This change reflects lower realized natural gas prices mitigated by lower production expenditures, and increased realized gains on risk management contracts over the comparable periods.

•
Net general and administrative (“G&A”) expenses (after capitalized costs and recoveries) for the three months ended March 31, 2018 were $7.2 million ($2.18/boe), compared with $6.0 million ($1.93/boe) in the first quarter of 2017. Net G&A costs increased in the three months ended March 31, 2018, due to a decrease in capital recoveries from partners as a result of an increase in Bellatrix's average working interest in the operated wells drilled and less capital expenditures in the first quarter of 2018 compared to the same period of 2017, in addition to approximately $0.5 million in workforce restructuring costs.

•
Bellatrix recorded a net loss for the three months ended March 31, 2018 of $12.9 million compared to a net profit of $13.0 million for the three months ended March 31, 2017. The decrease in net profit period over period is primarily due to a decrease in the unrealized gain on commodity contracts and a 6% decrease in commodity prices, offset partially by a decrease in production expenses.

•	As at March 31, 2018, Bellatrix had approximately 138,237 net undeveloped acres of land principally in Alberta.

•	As at March 31, 2018, Bellatrix had approximately $1.36 billion in tax pools available for deduction against future income.

•	Bellatrix maintained a strong Liability Management Rating of 10.97 in Alberta versus an industry average of 4.74 as at April 7, 2018.
OUTLOOK & 2018 CORPORATE GUIDANCE
On April 3, 2018, Bellatrix announced a reduction to its 2018 capital expenditure budget aimed at preserving balance sheet strength and liquidity, while optimizing production levels. The updated budget contemplates a range of capital expenditures in 2018 of between $55 to $60 million (down from a range of $65 million to $80 million). Bellatrix's current 2018 guidance is summarized in the table below:

	Current 2018 Annual Guidance (April 3, 2018)	Previously Set 2018 Annual Guidance (December 14, 2017)
Production
2018 Average daily production (boe/d)	34,000 - 35,500	35,000 - 37,000
Average product mix
Natural gas (%)	74	74
Crude oil, condensate and NGLs (%)	26	26
Net Capital Expenditures
Total net capital expenditures ($000) (1)	55,000 - 65,000	65,000 - 80,000
Expenses
Production expense ($/boe) (2)	7.65 - 8.00	7.50 - 7.90
(1) Net capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions and dispositions. Net capital spending also excludes the previously received prepayment portion of Bellatrix's partner’s 35% share of the cost of construction of Phase 2 of the Alder Flats Plant during calendar 2018.
(2) Production expenses before net processing revenue/fees.
Bellatrix plans to fund its 2018 capital budget by reinvesting cash flow, asset dispositions and borrowings under its Credit Facilities. The 2018 capital program will remain flexible and focused on optimizing forecast return on invested capital through focused development of the Spirit River liquids rich natural gas play and higher liquids weighted opportunities in the Cardium play.

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Bellatrix is in active discussions with the members of its revolving lending syndicate as part of the semi-annual borrowing base redetermination process, and is also in discussions with potential new lenders with a view to providing additional liquidity to the Company. Bellatrix expects the borrowing base redetermination to be completed by the end of May.
CONFERENCE CALL INFORMATION
A conference call to discuss Bellatrix's first quarter results will be held on May 9, 2018 at 9:00 am MT / 11:00 am ET. To participate, please call toll-free 1-800-319-4610 or 403-351-0324 or 416-915-3239. The call can also be heard live through an internet webcast accessible via the investors section of Bellatrix's website at http://www.bxe.com/investors/presentations-events.cfm and will be archived on the website for approximately 30 days following the call.
Bellatrix Exploration Ltd. is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.
Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol "BXE".

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NON-GAAP MEASURES
Throughout this press release, the Company uses terms that are commonly used in the oil and natural gas industry, but do not have a standardized meaning presented by International Financial Reporting Standards ("IFRS") and therefore may not be comparable to the calculations of similar measures for other entities. Management believes that the presentation of these non-GAAP measures provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.
Operating netbacks are calculated by subtracting royalties, transportation, and operating expenses from total revenue. Management believes this measure is a useful supplemental measure of the amount of total revenue received after transportation, royalties and operating expenses. The Company's calculation of total revenue includes petroleum and natural gas sales and other income, and excludes commodity price risk management. Total capital expenditures - net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company's decommissioning liabilities, and share based compensation.
These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Bellatrix's liquidity and its ability to generate funds to finance its operations. For additional information about these non-GAAP measures, including reconciliations to the most directly comparable GAAP terms, see our MD&A.
CAPITAL PERFORMANCE MEASURES
In addition to the non-GAAP measures described above, there are also terms that have been reconciled in the Company's financial statements to the most comparable IFRS measures. These terms do not have any standardized meaning prescribed by IFRS and therefore may not be comparable with the calculations of similar measures for other entities. These terms have been referenced in the Company's press release, MD&A and financial statements. These terms are used by management to analyze operating performance on a comparable basis with prior periods and to analyze the liquidity of the Company.
This press release contains the term "adjusted funds flow" which should not be considered an alternative to, or more meaningful than "cash flow from operating activities" as determined in accordance with GAAP as an indicator of the Company's performance. Therefore reference to adjusted funds flow or adjusted funds flow per share may not be comparable with the calculation of similar measures for other entities. Management uses adjusted funds flow to analyze operating performance and leverage and considers adjusted funds flow to be a key measure as it demonstrates the Company's ability to generate the cash necessary to fund future capital investments and to repay debt. Adjusted funds flow is calculated as cash flow from operating activities, excluding decommissioning costs incurred, changes in non-cash working capital incurred, and transaction costs. The reconciliation between cash flow from operating activities and adjusted funds flow can be found in the MD&A. Adjusted funds flow per share is calculated using the weighted average number of shares for the period.
This press release also contains the terms "total net debt" and "adjusted working capital deficiency", which also are not recognized measures under GAAP. Therefore reference to total net debt and adjusted working capital deficiency, may not be comparable with the calculation of similar measures for other entities. The Company's calculation of total net debt excludes other deferred liabilities, deferred capital obligations, long-term risk management contract liabilities, decommissioning liabilities, and deferred tax liabilities. Total net debt includes the adjusted working capital deficiency, long term loans receivable, 8.5% senior unsecured notes, Convertible Debentures (liability component), current Credit Facilities and long term Credit Facilities. The adjusted working capital deficiency is calculated as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities and current portion of decommissioning liabilities. Management believes these measures are useful supplementary measures of the total amount of current and long-term debt.
FORWARD LOOKING STATEMENTS
Certain information contained in this press release may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words "position", "continue", "opportunity", "expect", "plan", "maintain", "estimate", "assume", "target",

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"believe" "forecast", "intend", "strategy", "anticipate", "enhance" and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this document contains forward-looking statements concerning management's assessment of future plans, expectations regarding future reductions in per unit production expenses, 2018 annual guidance including forecast average annual production and commodity mix, capital expenditures and production expense, the expectation that the long-term diversification strategy reduces Bellatrix's exposure to AECO pricing, the expectation of the percentage of production hedged or subject to other market diversification strategies, expectations regarding the performance of, and benefits from, the commissioning of Phase 2 of the Alder Flats Plant, including throughput capacity, NGL recoveries and condensate yields, expectations regarding the impact of redirecting volumes from third party plants, expectations that the Company will be able to direct the majority of its future capital to drilling, completion and production addition activities with minimal capital required for facilities and infrastructure projects over the near term, expectations that the Company’s existing facilities and processing capacity will provide the capability to grow production volumes beyond 60,000 boe/d, the intent of the Company to continue to actively monitor commodity prices and maintain flexibility to adjust capital investment to our highest projected rate of return wells between the Spirit River liquids rich natural gas and higher liquids Cardium opportunities during the second half of 2018, the expectation that approximately 50% of 2018 capital expenditures will be invested in the first half of the year, and expectations regarding the Company’s ability to fund its 2018 capital budget by reinvesting cash flow, asset dispositions and borrowings under its Credit Facilities. To the extent that any forward-looking information contained herein constitute a financial outlook, they were approved by management on May 8, 2018 and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and dispositions, delays resulting from or inability to obtain required regulatory approvals, actions taken by the Company's lenders that reduce the Company's available credit and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix's future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix's operations and financial results are included in reports, including under the heading "Risk Factors" in the Company's annual information form for

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the year ended December 31, 2017, on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix's website (www.bxe.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
BARRELS OF OIL EQUIVALENT
The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this press release are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.
INITIAL RATES OF PRODUCTION
References in this press release to initial production or "IP" rates associated with certain wells are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for the Company. The Company cautions that such production rates should be considered to be preliminary.

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